UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Impac Mortgage Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45254P508

(CUSIP Number)

Richard H. Pickup

2532 Dupont Drive

Irvine, California 92612

(949) 250-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254P508	Page 2 of 8 Pages

1.	Names of Reporting Persons Richard H. Pickup, an individual
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 6,886,491.95 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 6,886,491.95 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,886,491.95 (1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2% (2)
14.	Type of Reporting Person IN

(1)

Consists of: (i) 180,000 shares of the Common Stock (as defined in Item 1 of this Amendment No. 11 to Schedule 13D) owned by Mr. Pickup and held in an individual retirement account (which amount includes 60,000 Non-Qualified Stock Options); (ii) 3,550,000 shares of the Common Stock owned directly by the RHP Trust, dated May 31, 2011 (the “Trust”), over all of which shares Mr. Pickup exercises sole investment and voting power; (iii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, over all of which shares Mr. Pickup exercises sole investment and voting power; (iv) 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust; (v) 1,400,000 shares owned directly by Dito Caree Limited Partnership, over all of which shares Mr. Pickup exercises sole investment and voting power; and (vi) 1,000,000 shares owned directly by Dito Devcar Limited Partnership, over all of which shares Mr. Pickup exercises sole investment and voting power.

(2)

The percentages used herein and in the rest of this Amendment No. 11 to Schedule 13D are calculated based upon the sum of (i) 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 14, 2021; and (ii) in the case of Mr. Pickup and the Trust (excluding in the case of the Trust, 60,000 shares referenced in clause (x)) only, (x) the 60,000 shares of the Common Stock that Mr. Pickup has the right to acquire upon exercise of certain Non-Qualified Stock Options held by Mr. Pickup, (y) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, and (z) the 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

CUSIP No. 45254P508	Page 3 of 8 Pages

1.	Names of Reporting Persons RHP Trust, dated May 31, 2011
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,306,491.95 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,306,491.95 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,306,491.95 (1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.7% (2)
14.	Type of Reporting Person OO

(1)

Consists of: (i) 3,550,000 shares of the Common Stock owned directly by the Trust; (ii) 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share; and (iii) 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

(2)

The percentages used herein and in the rest of this Amendment No. 11 to Schedule 13D are calculated based upon the sum of (i) 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 11, 2022; and (ii) in the case of Mr. Pickup and the Trust (excluding in the case of the Trust, 60,000 shares referenced in clause (x)) only, (x) the 60,000 shares of the Common Stock that Mr. Pickup has the right to acquire upon exercise of certain Non-Qualified Stock Options held by Mr. Pickup, (y) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, and (z) the 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

CUSIP No. 45254P508	Page 4 of 8 Pages

1.	Names of Reporting Persons Dito Caree Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,400,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,400,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.1% (1)
14.	Type of Reporting Person PN

(1)

The percentages used herein and in the rest of this Amendment No. 11 to Schedule 13D are calculated based upon the sum of (i) 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 11, 2022; and (ii) in the case of Mr. Pickup and the Trust (excluding in the case of the Trust, 60,000 shares referenced in clause (x)) only, (x) the 60,000 shares of the Common Stock that Mr. Pickup has the right to acquire upon exercise of certain Non-Qualified Stock Options held by Mr. Pickup, (y) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, and (z) the 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

CUSIP No. 45254P508	Page 5 of 8 Pages

1.	Names of Reporting Persons Gamebusters, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,400,000 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,400,000 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.0% (2)
14.	Type of Reporting Person CO

(1)

Consists of: (i) 1,400,000 shares owned directly by Dito Caree Limited Partnership, over all of which shares Gamebusters, Inc., acting through Richard H. Pickup, its sole officer and director, exercises sole investment and voting power; and (ii) 1,000,000 shares owned directly by Dito Devcar Limited Partnership, over all of which shares Gamebusters, Inc., acting through Richard H. Pickup, its sole officer and director, exercises sole investment and voting power.

(2)

The percentages used herein and in the rest of this Amendment No. 11 to Schedule 13D are calculated based upon the sum of (i) 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 11, 2022; and (ii) in the case of Mr. Pickup and the Trust (excluding in the case of the Trust, 60,000 shares referenced in clause (x)) only, (x) the 60,000 shares of the Common Stock that Mr. Pickup has the right to acquire upon exercise of certain Non-Qualified Stock Options held by Mr. Pickup, (y) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, and (z) the 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

CUSIP No. 45254P508	Page 6 of 8 Pages

This Amendment No. 11 to Schedule 13D amends the Schedule 13D originally filed by Richard H. Pickup and the RHP Trust, dated May 31, 2011 (the “Trust”), with the Securities and Exchange Commission on August 26, 2014, as amended by Amendment No. 1 thereto filed on November 2, 2015, Amendment No. 2 thereto filed on November 18, 2016, Amendment No. 3 thereto filed on April 19, 2017 (which was the initial filing of Dito Caree Limited Partnership on Schedule 13D in respect of the Common Stock), Amendment No. 4 thereto filed on April 21, 2017 (which was the initial filing of Gamebusters, Inc. on Schedule 13D in respect of the Common Stock), Amendment No. 5 thereto filed on October 17, 2017, Amendment No. 6 thereto filed on September 29, 2020, Amendment No. 7 thereto filed on April 20, 2021, Amendment No. 8 thereto filed on October 15, 2021, Amendment No. 9 thereto filed on November 29, 2021, and Amendment No. 10 thereto filed on November 18, 2022.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Impac Mortgage Holdings, Inc., a Maryland corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 19500 Jamboree Road, Irvine, California 92612.

Item 2.	Identity and Background

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Richard H. Pickup, an individual, the Trust, Dito Caree Limited Partnership, and Gamebusters, Inc. (collectively referred to herein as the “Reporting Persons”).

The principal business address of each of the Reporting Persons, other than Gamebusters, Inc., is 2532 Dupont Drive, Irvine, California 92612. The principal business address of Gamebusters, Inc. is 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada 89134.

The principal occupation of Mr. Pickup is engaging in investment activities on behalf of himself and a number of family concerns; the principal business of the Trust is managing the assets of the Trust on behalf of the beneficiary of the Trust pursuant to the terms of the Trust instrument; the principal business of Dito Caree Limited Partnership is engaging in investment activities on behalf of its partners; and the principal business of Gamebusters, Inc. is serving as the sole general partner of Dito Caree Limited Partnership and Dito Devcar Limited Partnership.

During the past five years, none of the Reporting Persons, or Dito Devcar Limited Partnership, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pickup is a citizen of the United States of America. The Trust is a trust organized under the laws of the State of California. Dito Caree Limited Partnership is a limited partnership organized under the laws of the State of Nevada. Gamebusters, Inc. is a corporation organized under the laws of the State of Nevada.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of the Common Stock that are the subject of this Amendment No. 11 to Schedule 13D were acquired by the Reporting Persons using personal funds of the Reporting Persons and Dito Devcar Limited Partnership. Certain of these purchases were previously reported on a Schedule 13G filed by Richard H. Pickup and the Trust with the Commission on February 16, 2011, as amended by Amendments No. 1, No. 2, No. 3 and No. 4 thereto, filed with the Commission on, respectively, February 16, 2012, April 19, 2013, April 30, 2013 and February 14, 2014, and on a Schedule 13D filed by Richard H. Pickup and the Trust with the Commission on August 26, 2014, as amended by Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7, No. 8, No. 9 and No. 10 thereto, filed with the Commission on, respectively, November 2, 2015, November 18, 2016, April 19, 2017, April 21, 2017, October 17, 2017, September 29, 2020, April 20, 2021, October 15, 2021, November 29, 2021, and November 18, 2022.

The information set forth in Item 5(c) of this Amendment No. 11 to Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

The shares of the Common Stock that are the subject of this Amendment No. 11 to Schedule 13D were acquired by the Reporting Persons for investment purposes, based on their respective beliefs that the Common Stock represents an attractive investment. The Reporting Persons intend to optimize the value of their investments and, therefore, intend to review and evaluate from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Common Stock or other securities issued by the Issuer through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise. As part of monitoring their investments, the Reporting Persons may also, in their discretion, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of the Common Stock to understand their views of the Issuer’s operating strategy and financial performance.

CUSIP No. 45254P508	Page 7 of 8 Pages

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Amendment No. 11 to Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer:

(a) The percentages used herein and in the rest of this Amendment No. 11 to Schedule 13D are calculated based upon the sum of (i) 33,268,534 shares of the Common Stock outstanding as of November 4, 2022, as reported in the Company’s Quarterly Report on Form 10-Q filed on November 11, 2022; and (ii) in the case of Mr. Pickup and the Trust (excluding in the case of the Trust, 60,000 shares referenced in clause (x)) only, (x) the 60,000 shares of the Common Stock that Mr. Pickup has the right to acquire upon exercise of certain Non-Qualified Stock Options held by Mr. Pickup, (y) the 639,535 shares of the Common Stock that the Trust has the right to acquire at any time after January 1, 2016 by converting into such shares the outstanding principal balance of the Convertible Promissory Note Due 2020 issued to the Trust by the Company, at the initial conversion price of $21.50 per share, and (z) the 116,956.95 shares that the Trust may acquire at any time after October 15, 2020 upon exercise (at an exercise price of $2.97 per share) of a Warrant to Purchase Common Stock owned directly by the Trust.

Mr. Pickup may be deemed to beneficially own 6,886,491.95 shares of the Common Stock, constituting 20.2% of the shares of the Common Stock outstanding, (x) 4,306,491.95 of which, or 12.7% of such shares outstanding, are directly owned by the Trust, (y) 1,400,000, of which, or 4.1% of such shares outstanding, are directly owned by Dito Caree Limited Partnership, and (z) 1,000,000 of which, or 2.9% of such shares outstanding, are directly owned by Dito Devcar Limited Partnership. Gamebusters, Inc., in its capacity as the sole general partner of Dito Caree Limited Partnership and Dito Devcar Limited Partnership, may be deemed to beneficially own all of the 2,400,000, shares of the Common Stock owned directly by those two limited partnerships, constituting 7.0% of such shares outstanding.

(b) Mr. Pickup has the sole power to vote and dispose of, or to direct the vote and disposition of, 6,886,491.95 shares of the Common Stock, constituting 20.2% of the shares of the Common Stock outstanding, (x) 4,306,491.95 of which, or 12.7% of such shares outstanding, are directly owned by the Trust, and (y) 2,400,000 of which, or 7.0% of such shares outstanding, are directly owned in aggregate by Dito Caree Limited Partnership and Dito Devcar Limited Partnership. The Trust, acting through its trustee, Mr. Pickup, has the sole power to vote and dispose of, or to direct the vote and disposition of, 4,306,491.95 shares of the Common Stock, constituting 12.7% of the shares of the Common Stock outstanding. Dito Caree Limited Partnership and Dito Devcar Limited Partnership, in each case acting through (A) its sole general partner, Gamebusters, Inc., and (B) Mr. Pickup in his capacity as the sole officer and director of Gamebusters, Inc., have the sole power to vote and dispose of, or to direct the vote and disposition of, respectively, 1,400,000 shares of the Common Stock, constituting 4.1% of the shares of the Common Stock outstanding, and 1,000,000 shares of the Common Stock, constituting 2.9% of the shares of the Common Stock outstanding.

(c) Except for the following transactions, no other transactions in the Common Stock were effected by the Reporting Persons or Dito Devcar Limited Partnership during the sixty days before the date that this Amendment No. 11 to Schedule 13D is filed with the Commission (i.e., from and after September 16, 2022): the Trust purchased 850,000 shares of the Common Stock at a price of $0.363 per share pursuant to the terms of a securities purchase agreement entered into with an existing shareholder of the Company on February 2, 2023.

(d) Inapplicable.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Amendment No. 11 to Schedule 13D and any amendment or amendments hereto.

Except with respect to the Joint Filing Agreement, none of the Reporting Persons or Dito Devcar Limited Partnership is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including, but not limited to, transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated February 6, 2023, by and between each of the Reporting Persons.

CUSIP No. 45254P508	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

/s/ Richard H. Pickup
RICHARD H. PICKUP

RHP TRUST, DATED MAY 31, 2011

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	Trustee

DITO CAREE LIMITED PARTNERSHIP

By:	Gamebusters, Inc.
Its:	Sole General Partner

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	President

GAMEBUSTERS, INC.

By:	/s/ Richard H. Pickup
Name:	Richard H. Pickup
Its:	President